UNITED  STATES
     SECURITIES  AND  EXCHANGE  COMMISSION
     Washington,  D.C.  20549

     SCHEDULE  13D

     Under  the  Securities  Exchange  Act  of  1934
     (Amendment  No.  #__)

     NeTegrity,  Inc.
          (Name  of  Issuer)

     Common  Shares,  $.01  par  value
     (Title  of  Class  of  Securities)

     64110P107
     (CUSIP  Number)

                        Pequot Capital Management, Inc., 500 Nyala Farm Road
                                                  Westport, CT  06880  Attn:
David  J.  Malat  203/429-2200
                      (Name,  Address  and  Telephone  Number  of  Person
                           Authorized  to  Receive Notices and Communications)

          January  1,  1999
          (Date  of  Event  which  Requires
     Filing  of  this  Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box    .

Check the following box if a fee is being paid with this statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
 (See  Rule  13d-7.)

NOTE:    Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  NO.  64110P107                    PAGE  6  OF  4

6


1          Name  of  Reporting  Person  PEQUOT  CAPITAL  MANAGEMENT,  INC.

     IRS  Identification  No.  of  Above  Person  06-1524885
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)

      (b)
3          SEC  USE  ONLY

4          Source  of  Funds  00

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  4,834,120

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power    0

     9          Sole  Dispositive  Power  4,834,120

     10          Shared  Dispositive  Power    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person 4,834,120

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  34%

14          Type  of  Reporting  Person  IA

ITEM  1.    SECURITY  AND  ISSUER

     This Statement relates to the Common Stock, $.01 par value (the "Shares"), of NeTegrity, Inc. (the "Company"), a Delaware corporation. The Company's principal executive office is located at 245 Winter Street, Waltham, MA 02154.

ITEM  2.    IDENTITY  AND  BACKGROUND

     This statement is being filed on behalf of Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"). The principal business of the Reporting Person, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser to certain managed accounts. The executive officers of the Reporting Person are Messrs. Arthur J. Samberg, Daniel C. Benton and Amiel M. Peretz, the directors of the Reporting Person are Messrs. Samberg, Benton and Kevin E. O'Brien, and the controlling shareholders are Messrs. Samberg and Benton (collectively, the "Executive Officers, Directors and Controlling Persons"). The business address of the Reporting Person and the Executive Officers, Directors and Controlling Persons is 500 Nyala Farm Road, Westport, CT 06880.

     Neither of the Reporting Person nor the Executive Officers, Directors and Controlling Persons have, during the last five years, been convicted in criminal proceeding (excluding traffic violations or similar misdemeanors).

     Neither of the Reporting Person nor the Executive Officers, Directors and Controlling Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Each of the Executive Officers, Directors and the Controlling Persons are citizens of the United States.

ITEM  3.    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

     As of the date hereof, under rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person is deemed to be the beneficial owner of 4,834,120 of the Company's Shares as follows: 1,500,786 warrants ("Warrants") and 3,333,334 Shares of the Company's Series D Convertible Preferred Shares ("Preferred"). In the transaction which is the subject of this filing, Dawson-Samberg Capital Management, Inc. ("Dawson-Samberg"), which previously was the beneficial owner of such Shares, spun off a portion of its investment management business to the Reporting Person. This spin-off resulted in the transfer to the Reporting Person on January 1, 1999 of certain accounts for which Dawson-Samberg previously exercised investment discretion (the "Accounts"), resulting in the Reporting Person's beneficial ownership of such
Shares.    Such  Accounts  continue  to  hold  the  Shares.

ITEM  4.    PURPOSE  OF  TRANSACTION

     The acquisition of the Preferred and the Warrants described herein was made in the ordinary course of the Reporting Person's investment activities. The Reporting Person reserves the right to purchase additional Shares or to dispose of the Shares in the open market or in privately negotiated transactions or in any other lawful manner in the future. The Reporting Person also has placed a nominee on the Company's Board of Directors and the Reporting Person reserves the right to take whatever additional action with respect to the Accounts' holdings in the Company as the Reporting Person deems to be in the best interest of such Accounts.

ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER

     As of the date hereof, the Reporting Person beneficially owns in the aggregate 4,834,120 Shares. These Shares represent approximately 34% of the 14,239,566 Shares that the Reporting Person believes would be outstanding if the Warrants and the Preferred were exercised/converted into Shares. The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of all of the Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to the Preferred Stock and Warrant Purchase Agreement dated January 7, 1998 and as amended June 5, 1998 and the Registration Rights Agreement, dated as of January 7, 1998, the Company has agreed that it will register under the Act so many of the shares sold pursuant to the Preferred Stock and Warrant Purchase Agreement as the holders of such shares may request, so as to enable the purchasers to sell such shares in the public securities markets, by filing a Registration Statement under the Act with the Commission upon the written demand of a holder or holders whose shares represent in excess of 5% of the Company's outstanding Shares (on an as if converted basis). The Company has also granted the Accounts piggyback registration rights.

ITEM  7.    MATERIAL  TO  BE  FILED  AS  EXHIBITS

     None.


     After a reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

January  8,  1999

Pequot  Capital  Management,  Inc.


By:/s/  David  J.  Malat
   David  J.  Malat,  Chief  Financial  Officer